======
FORM 4
======
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

================================================================================
1.  Name and Address of Reporting Person*

     Knight         Lyle          R.
--------------------------------------------------------------------------------
    (Last)         (First)       (Middle)

     1520 E. Pima Street
--------------------------------------------------------------------------------
    (Street)

     Phoenix        AZ             85034
--------------------------------------------------------------------------------
    (City         (State)         (Zip)
================================================================================
2.  Issuer Name and Ticker or Trading Symbol

    SkyMall, Inc.; SKYM
================================================================================
3.  I.R.S. Identification
    Number of Reporting
    Person, if an entity
    (Voluntary)

================================================================================
4.  Statement for Month/Year

    June 2000
================================================================================
5.  If Amendment,
    Date of Original
    (Month/Year)

================================================================================
6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

    [X] Director                          [ ] 10% Owner
    [ ] Officer (give title below)        [ ] Other (specify below)


    -----------------------------------------------------
================================================================================
7.  Individual or Joint/Group Filing (Check Applicable Line)
    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person
================================================================================

============================================================================================================================
                      TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
============================================================================================================================
1. Title of Security  2. Trans-  3. Trans-    4. Securities Acquired (A)         5. Amount of     6. Owner-    7. Nature of
   (Instr. 3)            action     action       or Disposed of (D)                 Securities       ship         Indirect
                         Date       Code         (Instr. 3, 4 and 5)                Beneficially     Form:        Beneficial
                                    (Instr. 8)                                      Owned at         Direct       Owner-
                         (Month/    ----------   -------------------------------    End of Month     (D) or       ship
                         Day/                                  (A) or                                Indirect
                         Year)      Code    V      Amount      (D)      Price       (Instr. 3 and 4) (I)
                                                                                                     (Instr. 4)  (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------
Common Stock           6/30/2000    P              25,000      A        $2.00        39,571          D(1)
----------------------------------------------------------------------------------------------------------------------------
                                                                                     81,086          I            (2)
----------------------------------------------------------------------------------------------------------------------------
                                                                         Total      120,657
============================================================================================================================

Reminder:   Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

====================================================================================================
       Table II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
              (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================
1. Title of Derivative Security  2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-
   (Instr. 3)                       sion or      action      tion          ative Securities Ac-
                                    Exercise     Date        Code          quired (A) or Dis-
                                    Price of                 (Instr. 8)    posed of (D)
                                    Deri-        (Month/                   (Instr. 3,4, and 5)
                                    vative       Day/        -----------   -------------------------
                                    Security     Year)       Code    V      (A)         (D)
----------------------------------------------------------------------------------------------------
Options to Purchase
Common Stock(3)                    (3)           N/A         N/A            N/A         N/A
----------------------------------------------------------------------------------------------------
Warrants to Purchase
Common Stock(4)                    $7.00         N/A         N/A            N/A         N/A
----------------------------------------------------------------------------------------------------
Warrants to Purchase
Common Stock(4)                    $7.00         N/A         N/A            N/A         N/A
----------------------------------------------------------------------------------------------------


6. Date Exer-       7. Title and Amount of        8. Price   9.  Number     10. Owner-  11. Nature
   cisable and         Underlying Securities         of          of Deriv-      ship        of
   Expiration          (Instr. 3 and 4)              Deriv-      ative          Form of     Indirect
   Date                                              ative       Secur-         Deriv-      Benefi-
   (Month/Day/                                       Secur-      ities          ative       cial
    Year)                                            ity         Bene-          Security:   Owner-
   ----------------    -----------------------       (Instr.     ficially       Direct      ship
   Date     Expira-                  Amount or       5)          Owned          (D) or      (Instr. 4)
   Exer-    tion          Title      Number of                   at End         Indirect
   cisable  Date                     Shares                      of             (I)
                                                                 Month          (Instr. 4)
                                                                 (Instr. 4)
------------------------------------------------------------------------------------------------------

   (3)      (3)        Common Stock   46,000         N/A         46,000         D            N/A
------------------------------------------------------------------------------------------------------

   (4)      (4)        Common Stock   7,286          (4)         7,286          D(1)         N/A
------------------------------------------------------------------------------------------------------

   (4)      (4)        Common Stock   7,143          (4)         7,143          I            (2)
------------------------------------------------------------------------------------------------------
======================================================================================================

Explanation of Responses:

(1)  Securities jointly owned with spouse.
(2)  Securities  held by an IRA account of which Mr. Knight is a beneficiary.
(3) Options to purchase shares of Common Stock granted from time to time pursuant to the Company's Non-Employee Director Stock Option Plan in connection with Mr. Knight's service on the Company's Board of Directors. The Options are exercisable at prices ranging from $4.69 to $11.8125 per share and expire ten years from the date of grant of each option.
(4) Securities were issued as part of units, at a purchase price of $7.00 per unit, pursuant to a Stock and Warrant Purchase Agreement dated as of December 20, 1999 (the "December 20, 1999 Private Placement"), each unit consisting of shares of Series A Junior Convertible Preferred Stock (the "Series A Preferred") and Warrants to purchase shares of Common Stock. The shares of Series A Preferred were converted to Common Stock on March 10, 2000. The Warrants expire five years after the date of issuance and may be exercised at any time after issuance. The exercise price of each warrant is $8.00 per share of common stock represented by the warrant and is subject to customary anti-dilution adjustments in certain circumstances.




                           /s/ Lyle R. Knight                    July 10, 2000
                           -------------------------------     -----------------
                           **Signature of Reporting Person            Date
                           Lyle R. Knight

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                 SEC 1474 (7/97)